

December 12, 2022

James W. Peters
Chief Financial Officer
Whirlpool Corporation
2000 North M-63
Benton Harbor, MI 49022-2692

>   **Re: Whirlpool Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed February 10, 2022**
>   **File No. 001-03932**

Dear James W. Peters:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing

cc: Ava Harter